Exhibit 99.1

LAYNE CHRISTENSEN REPORTS

FISCAL 2019 FIRST QUARTER RESULTS

THE WOODLANDS, TEXAS, June 5, 2018 – Layne Christensen Company (NASDAQ: LAYN) (“Layne” or the “Company”) today announced financial and operating results for the fiscal 2019 first quarter (Q1 FY 2019) ended April 30, 2018.

Q1 FY 2019 Financial Highlights

•

Net income from continuing operations for Q1 FY 2019 was $2.9 million, or $0.14 per diluted share, compared to net loss of ($4.0) million, or ($0.20) per diluted share, for the fiscal 2018 first quarter (Q1 FY 2018) ended April 30, 2017. Net income for the Q1 FY2019 period included $4.6 million in gains on asset sales, primarily within our Water Resources division, as well as $1.3 million in restructuring expenses related to our pending merger with Granite Construction Incorporated.

•	Total Adjusted EBITDA (a non-GAAP financial measure as defined below) increased to $12.6 million in Q1 FY 2019 compared to $9.0 million in Q1 FY 2018.
•

As of April 30, 2018, cash and cash equivalents were $17.8 million, and total debt was $167.0 million. Total liquidity, which includes availability under Layne’s credit facility and total cash and cash equivalents, was $93.2 million at April 30, 2018, compared to $107.5 million at January 31, 2018. The decrease in total liquidity is primarily due to seasonal working capital increases.

•	Total backlog was $163.1 million at April 30, 2018 compared to $178.6 million at January 31, 2018 and $172.2 million at April 30, 2017.
•

On February 13, 2018, Layne entered into a definitive agreement whereby Granite Construction Incorporated will acquire all of the outstanding shares of Layne with each Layne stockholder receiving 0.27 shares of Granite stock for each share of Layne stock. A special meeting of Layne shareholders to approve the transaction is scheduled for June 13, 2018.

CEO Commentary

Michael J. Caliel, President and Chief Executive Officer of Layne, commented, “Our first quarter results were improved over the prior year period and in line with our expectations. We are taking final steps towards a timely closing of the Granite Construction Incorporated merger transaction. By merging with Granite, Layne’s stockholders are expected to meaningfully share in the upside opportunities of a combined company with greater financial resources to invest in growth initiatives and a more diversified, expanded national platform of businesses that is expected to be positioned as a leader across both the transportation and water infrastructure markets.”

LAYNE CHRISTENSEN COMPANY AND SUBSIDIARIES

CONDENSED CONSOLIDATED FINANCIAL DATA

	Three Months
	Ended April 30,
	(unaudited)
(in thousands, except per share data)	2018	2017(1)
Revenues	$114,551	$110,913
Cost of revenues (exclusive of depreciation and amortization, shown below)	(86,026)	(86,250)
Selling, general and administrative expenses (exclusive of depreciation and amortization shown below)	(17,120)	(17,640)
Depreciation and amortization	(6,763)	(6,484)
Gain on sale of fixed assets	4,609	612
Equity in earnings of affiliates	1,714	711
Restructuring costs	(2,806)	(428)
Interest expense	(4,408)	(4,200)
Other income (expense), net	99	(163)
Income (loss) from continuing operations before income taxes	3,850	(2,929)
Income tax expense	(970)	(1,050)
Net income (loss) from continuing operations	2,880	(3,979)
Net loss from discontinued operations, net of tax	(175)	(19,482)
Net income (loss)	$2,705	$(23,461)
Income (loss) per share information:
Income (loss) per share from continuing operations - basic	$0.14	$(0.20)
Loss per share from discontinued operations - basic	(0.01)	(0.98)
Income (loss) per share - basic	$0.13	$(1.18)

Income (loss) per share from continuing operations - diluted	$0.14	$(0.20)
Loss per share from discontinued operations - diluted	(0.01)	(0.98)
Income (loss) per share - diluted	$0.13	$(1.18)
Weighted average shares outstanding - basic	20,122	19,796
Weighted average shares outstanding - dilutive	21,159	19,796

(1)

We account for revenue in accordance with ASC Topic 606, "Revenue from Contracts with Customers", which we adopted on February 1, 2018. As a result of the adoption, our prior-period results of operations and backlog have been recast; the impact to the prior year was not material. See our Form 10-Q for the three months ended April 30, 2018 for further details of the impact of the adoption.

	As of
	April 30,	January 31,
(in thousands)	2018	2018
	(unaudited)	(unaudited)
Balance Sheet Data
Cash and cash equivalents	$17,805	$32,041
Working capital	(1,386)	(4,752)
Adjusted working capital (excluding cash and cash equivalents)	(19,191)	(36,793)
Total assets	367,296	368,379
Current maturities of long-term debt	68,036	67,293
Total debt	167,021	166,062
Total Layne Christensen Company equity	59,368	57,462
Common shares issued and outstanding	20,059	19,917

LAYNE CHRISTENSEN COMPANY AND SUBSIDIARIES

CONDENSED CONSOLIDATED FINANCIAL DATA

Summary of Operating Segment Data

The following are revenues and Adjusted EBITDA for Layne’s operating segments. A discussion of the results for Q1 FY 2019 for each segment compared to the prior year period follows the table.

	Three Months
	Ended April 30,
(in thousands)	2018	2017(1)
Revenues
Water Resources	$39,777	$41,890
Inliner	48,888	47,067
Mineral Services	25,886	21,956
Total revenues	$114,551	$110,913

Total Adjusted EBITDA
Water Resources	$4,469	$249
Inliner	8,155	7,732
Mineral Services	4,811	5,026
Unallocated corporate expenses	(4,804)	(3,960)
Total Adjusted EBITDA	$12,631	$9,047

(1)

We account for revenue in accordance with ASC Topic 606, "Revenue from Contracts with Customers", which we adopted on February 1, 2018. As a result of the adoption, our prior-period results of operations and backlog have been recast; the impact to the prior year was not material. See our Form 10-Q for the three months ended April 30, 2018 for further details of the impact of the adoption.

Water Resources

Revenues for Water Resources decreased 5.0% during Q1 FY 2019 compared to the prior year period primarily due to office closures during our last fiscal year related to the Water Resources Business

Performance Initiative and lower activity levels in our collector well business. The decrease was partially offset by revenues from our Water Midstream business that began operations in Q2 FY 2018.

The increase in Adjusted EBITDA for Q1 FY 2019 primarily reflects improved project execution, a reduction in general and administrative costs as a result of the Water Resources Business Performance Initiative and the contribution of our Water Midstream business. Our Hermosa pipeline system within our Water Midstream business generated $1.3 million in EBITDA in Q1 FY2019, consistent with EBITDA performance in our fourth quarter of FY2018.

Backlog was $41.4 million at April 30, 2018 compared to $47.9 million at January 31, 2018 and $62.3 million at April 30, 2017.

Inliner

Revenues for Inliner increased 3.9% during Q1 FY 2019 compared to the prior year period primarily due to higher levels of subcontracted work and increased activity levels for UV liners. These increases were partially offset by lower activity levels in the eastern region due to weather delays.

The Q1 FY 2019 increase in Adjusted EBITDA reflects the increased activity levels discussed above in the current year quarter compared to the prior year period.

Backlog was $121.7 million at April 30, 2018 compared to $130.7 million at January 31, 2018 and $109.9 million at April 30, 2017.

Mineral Services

Revenues for Mineral Services increased by 17.9% for Q1 FY 2019 compared to the prior year period due to increased drilling activity, primarily in the western U.S. and Brazil.

Adjusted EBITDA decreased slightly compared to Q1 FY 2019 primarily due to lower dividends received from our Latin American affiliates.

Unallocated Corporate Expenses

Unallocated corporate expenses reflected in Adjusted EBITDA increased by 21.3% for Q1 FY 2019 compared to the prior year period due primarily to favorable reserve adjustments during the prior year period.  Unallocated corporate expenses for Q1 FY2019 declined by $0.4 million sequentially from the fiscal 2018 fourth quarter due to continuing cost reduction efforts and reduced corporate office headcount.

Use of Non-GAAP Financial Information

Layne’s measure of Total Adjusted EBITDA, which may not be comparable to other companies’ measure of Total Adjusted EBITDA, represents net income (loss) excluding discontinued operations, taxes, interest, depreciation and amortization, gain or loss on sale of fixed assets, non-cash equity-based compensation, equity in earnings or losses from affiliates, certain non-recurring items such as restructuring costs, and certain other gains or losses, plus dividends received from affiliates. Total Adjusted EBITDA is included as a complement to results provided in accordance with generally accepted accounting principles (GAAP) because management believes this non-GAAP financial measure helps in understanding and evaluating Layne’s operating performance and trends and may be useful to investors. Layne management evaluates segment performance based on the segment’s revenues and Adjusted EBITDA, among other factors. In addition, we use Total Adjusted EBITDA as a factor in incentive compensation decisions and our credit facility agreement uses measures similar to Total Adjusted EBITDA to measure compliance with certain covenants.

The following table reconciles net income (loss) to Total Adjusted EBITDA:

	Three Months
	Ended April 30,
(in thousands)	2018	2017
Net income (loss)	$2,705	$(23,461)
Items not included in Total Adjusted EBITDA
Net loss from discontinued operations, net of tax	175	19,482
Income tax expense	970	1,050
Interest expense	4,408	4,200
Depreciation expenses and amortization	6,763	6,484
Gain on sale of fixed assets	(4,609)	(612)
Non-cash equity-based compensation	699	1,019
Equity in earnings of affiliates	(1,714)	(711)
Restructuring costs	2,806	428
Other (income) expense, net	(99)	163
Dividends received from affiliates	527	1,005
Total Adjusted EBITDA	$12,631	$9,047

Conference Call

Layne Christensen will conduct a conference call at 9:00 AM ET / 8:00 AM CT on Wednesday, June 6, 2018, to discuss these results and related matters. Interested parties may participate in the call by dialing 1-877-407-0672 (Domestic) or 1-412-902-0003 (International). The conference call will also be broadcast live via the Investor Relations section of Layne's website at www.layne.com. To listen to the live call, please go to the website at least 10 minutes early to register, download and install any necessary audio software. If you are unable to listen live, a telephonic replay of the conference call will be available through June 20, 2018 and may be accessed by calling 1-877-660-6853 (Domestic) or 1-201-612-7415 (International) and using passcode 13680391#.

About Layne

Layne is a global water management, infrastructure services and drilling company, providing responsible solutions to the world of essential natural resources—water, minerals and energy. We offer innovative, sustainable products and services with an enduring commitment to safety, excellence and integrity.

Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act of 1934. Such statements may include, but are not limited to, statements of plans and objectives, statements of future economic performance and statements of assumptions underlying such statements, and statements of management’s intentions, hopes, beliefs, expectations or predictions of the future. Forward-looking statements can often be identified by the use of forward-looking terminology, such as “should,” “intended,” “continue,” “believe,” “may,” “hope,” “anticipate,” “goal,” “forecast,” “plan,” “estimate” and similar words or phrases that convey the uncertainty of future events or outcomes. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of Layne and Granite as a combined company or the price of Layne’s or Granite’s common stock prior to the proposed merger, or Granite’s common stock following the proposed merger.  These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: failure to obtain stockholder approval in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed merger; risks that Layne will not be integrated successfully or that Granite will not realize estimated cost savings, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits from Layne’s operations; risks relating to unanticipated costs of integration; reductions in customer spending, or a slowdown in customer payments; unanticipated changes relating to competitive factors in the industry in which Layne and Granite participate; ability to hire and retain key personnel; ability to successfully integrate Layne’s businesses; the potential impact of announcement or consummation of the proposed merger on relationships with third parties, including customers, employees and competitors; ability to attract new customers and retain existing customers in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their customers; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; estimates and assumptions regarding our strategic direction and business strategy; the timely and effective execution of our turnaround strategy for Water Resources; the extent and timing of a recovery in the mining industry; prevailing prices for various commodities; the timing and extent of future oil and gas drilling and production in the Delaware Basin; longer term weather patterns; unanticipated slowdowns in our major markets, the availability of credit, the risks and uncertainties normally incident to our infrastructure services industries, the impact of competition, the effectiveness of operational changes expected to reduce operating expenses and increase efficiency, productivity and profitability, the availability of equity or debt capital needed for our business, including the refinancing of our existing indebtedness as it matures, worldwide economic and political conditions and foreign currency fluctuations that may affect our results of operations.  Additional factors that may cause results to differ materially from those described in the forward-looking statements are set forth in our reports and other filings made with the Securities and Exchange Commission (the “SEC”), which are available at the SEC’s website at www.sec.gov. Many of the factors that will impact our risk factors are beyond our ability to control or predict. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially and adversely from those anticipated, estimated or projected. These forward-looking statements are made as of the date of this filing. Neither Layne nor Granite undertakes any obligation to update any such forward-looking statements to reflect any new information, subsequent events or circumstances, or otherwise, except as may be required by law.

Additional Information and Where to Find It

Granite has filed with the SEC a Registration Statement on Form S-4, which includes a prospectus with respect to Granite’s shares of common stock to be issued in the proposed merger and a proxy statement of Layne in connection with the proposed merger between Granite and Layne (the “Proxy Statement/Prospectus”). The Proxy Statement/Prospectus was sent or given to the stockholders of Layne and contains important information about the proposed merger and related matters. LAYNE’S SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The Proxy Statement/Prospectus and other relevant materials and any other documents filed by Layne or Granite with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, security holders will be able to obtain copies of the Proxy Statement/Prospectus free of charge from Layne or Granite by contacting either (1) Investor Relations by mail at Layne Christensen Company, 1800 Hughes Landing Boulevard, Ste 800, The Woodlands, Texas 77380, Attn: Investor Relations Department, by telephone at 281-475-2600, or by going to Layne’s Investor Relations page on its corporate website at www.layne.com or (2) Investor Relations by mail at Granite Construction Incorporated, 585 West Beach Street, Watsonville, California 95076, Attn: Investor Relations Department, by telephone at 831-724-1011, or by going to Granite’s Investors page on its corporate website at www.graniteconstruction.com.

No Offer or Solicitation

The information in this document is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Layne and Granite and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Layne’s stockholders in connection with the proposed merger and may have direct or indirect interests in the proposed merger. Information about Layne’s directors and executive officers is set forth in its Annual Report on Form 10-K for the fiscal year ended January 31, 2018, which was filed with the SEC on April 10, 2018 and amended on April 20, 2018. These documents are available free of charge at the SEC’s website at www.sec.gov, and from Layne by contacting Investor Relations by mail at Layne Christensen Company, 1800 Hughes Landing Boulevard, Ste 800, The Woodlands, Texas 77380, Attn: Investor Relations Department, by telephone at 281-475-2600, or by going to Layne’s Investor Relations page on its corporate website at www.layne.com. Information about Granite’s directors and executive officers is set forth in Granite’s Proxy Statement on Schedule 14A for its 2018 Annual

Meeting of Stockholders, which was filed with the SEC on April 13, 2018, and its Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on February 16, 2018. These documents are available free of charge at the SEC’s website at www.sec.gov, and from Granite by contacting Investor Relations by mail at Granite Construction Incorporated, 585 West Beach Street, Watsonville, California 95076, Attn: Investor Relations Department, by telephone at 831-724-1011, or by going to Granite’s Investors page on its corporate website at www.graniteconstruction.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed merger is included in the Proxy Statement/Prospectus that Granite has filed with the SEC.

Contacts

J. Michael Anderson

Chief Financial Officer

281-475-2694

michael.anderson@layne.com

Jack Lascar, Dennard Lascar Investor Relations

713-529-6600

jlascar@dennardlascar.com